Exhibit 99.1

Boqii Provides Update on its Status under the Holding Foreign Companies Accountable Act

SHANGHAI, August 1, 2022 -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company is aware that it has been identified by the United States Securities and Exchange Commission (the "SEC") under the Holding Foreign Companies Accountable Act of the United States (the "HFCAA") on July 29, 2022. Such identification may have resulted from the Company's filing of the annual report on Form 20-F for the fiscal year ended March 31, 2022.

The Company understands that the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder. This indicates that the SEC has determined that the Company used an auditor, whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the "PCAOB"), to issue the audit opinion for the Company’s financial statements for the fiscal year ended March 31,2022.

In accordance with the HFCAA, a company will be delisted from a U.S. stock exchange if such company has been identified by the SEC for three consecutive years due to PCAOB's inability to inspect the auditor’s working paper.

Boqii will continue to monitor developments and has been actively exploring possible solutions to best protect the interest of its stakeholders. The Company also notes that this update has no impact on its business operations. Boqii will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on the New York Stock Exchange.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the SEC, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Limited
Tel: +852-2857-7101
Email: ir@dlkadvisory.com